Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

January 19, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce
Jay Ingram
Division of Corporation Finance
Office of Manufacturing

Re:	Latham Topco, Inc. Draft Registration Statement on Form S-1 Submitted December 15, 2020 CIK No. 0001833197

Ladies and Gentlemen:

On behalf of Latham Topco, Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement as originally submitted with the Securities and Exchange Commission (the “Commission”) on December 15, 2020.

Amendment No. 1 is being confidentially submitted to the Securities and Exchange Commission for nonpublic view pursuant to pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated January 11, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Securities and Exchange Commission

Division of Corporation Finance

January 19, 2021

Our certificate of incorporation will provide that the Court of Chancery of the State, page 37

1.	Please ensure that your disclosure regarding the scope of your exclusive forum provision is consistent with your disclosure on page 118. In that regard, we note that on page 118 you disclose that your certificate of incorporation will provide the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. If your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company respectfully notes the Staff’s comment and has revised the disclosure on page 37 (now page 38) to be consistent with the disclosure on page 118 (now page 119). The Company advises the Staff that the exclusive forum provision of the Company’s amended and restated certificate of incorporation that will be in effect as of the closing of the offering, a form of which will be filed as an exhibit to the Registration Statement in a subsequent amendment, will contain the following language: “Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.”

Use of Proceeds, page 42

2.	We note that you intend to use some of the proceeds from this offering to repay certain indebtedness. Please provide the information described in Instruction 4 to Item 504 of Regulation S-K.

The Company respectfully advises the Staff that it has not yet made its final determination with respect to the use of proceeds from the offering, but it expects to do so before the public filing of the Registration Statement. If the Company determines to use the net proceeds of the offering in full or in part to repay its indebtedness, the Company will comply with Instruction 4 to Item 504 of Regulation S-K.

Business, page 69

3.	Please balance your disclosure to discuss any material disadvantages of fiberglass pools as compared to vinyl and cement pools.

The Company has revised the Registration Statement in response to the Staff’s comment to add a discussion regarding material disadvantages of fiberglass pools. Please see pages 81 and 89 of Amendment No. 1.

Securities and Exchange Commission

Division of Corporation Finance

January 19, 2021

4.	Please describe the terms of your franchise agreements and exclusive dealer agreements.

The Company has revised the Registration Statement in response to the Staff’s comment to describe the terms of exclusive dealer agreements (the Latham Grand dealers) and the terms of the supply contract with the Premier Pools & Spas. Please see pages 83 and 84 of Amendment No. 1.

Accelerate Fiberglass Material Conversion through Unique Market Positioning, page 79

5.	We note the table included in this section. Please revise to include the assumptions related to the key metrics provided in the table.

The Company has revised the Registration Statement in response to the Staff’s comment to add a discussion of the assumptions related to the key metrics in the table. Please see page 79 of Amendment No. 1.

22 Subsequent Events Acquisition of G.L. International, LLC, page F-36

6.	We note your subsequent event disclosure of the acquisition of G.L. International, LLC. It appears the acquisition is potentially significant in the context of Rule 3-05 of Regulation S-X. Please evaluate the need to provide acquisition financial statements for the acquired business.

The Company acknowledges the Staff’s comment and has summarized its consideration of the requirements of Rule 3-05 of Regulation S-X below. In addition, the Company respectfully advises the Staff that it expects to publicly file its Registration Statement in 2021 (i.e., after January 1, 2021) and, accordingly, the Company’s analysis of its historical business combinations reflects the application of Securities and Exchange Commission Release No. 33-10786 (Amendments to Financial Disclosures about Acquired and Disposed Businesses). According to Release No. 33-10786, for initial registration statements first filed on or after the mandatory compliance date, all probable or consummated acquisitions and dispositions, including those consummated prior to the mandatory compliance date, must be evaluated for significance using the final amendments.

Individual Significance

The Company performed its evaluation of the significance of its completed acquisition of G.L. International, LLC (“GLI”) in accordance with the final amendments pursuant to Release No. 33-107876.

•	Denominator of the tests: The Company used its total assets as of December 31, 2019 and its revenue and income before income taxes for the year ended December 31, 2019 as the denominator in the respective significance tests (namely the asset test; investment test; and the revenue and income components of the income test).

•	Numerator of the tests: The Company used GLI’s total assets as of December 31, 2019 and its revenue and income before income taxes for the year ended December 31, 2019 and the Company’s preliminary purchase consideration in accordance with GAAP as the numerator in the respective significance tests (namely the asset test; investment test; and the revenue and income components of the income test).

The Company respectfully advises the Staff that its acquisition of GLI did not individually meet the threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X as none of the asset, investment or income tests exceeded the 20% significance threshold as noted in the table below. The Company notes that in regards to the income test, as both the Company and GLI had material revenue in the two most recently completed fiscal years, the revenue component of the income test is applicable to the evaluation of significance. Consequently, income averaging was also not applicable to the income component. As the revenue component of the income test did not exceed the 20% significance threshold, GLI was not considered to be a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X.

Securities and Exchange Commission

Division of Corporation Finance

January 19, 2021

Significance Test	Significance Threshold
Asset test:	15.5%
Investment test:	4.1%
Income test:
Income component	252.0%
Revenue component	17.5%

Aggregate Significance

The Company respectfully advises the Staff that, as discussed above in connection with its analysis of individual significance, the Company expects that its Registration Statement will include audited historical financial statements of the Company as December 31, 2020 and 2019 and for each of the years then ended. Accordingly, as it relates to its evaluation of aggregate significance as required by Rule 3-05(b)(2)(iv), the Company’s analysis will be limited to acquisitions consummated after December 31, 2020 (the date of the most recent audited balance sheet expected to be filed for the registrant at the time of effectiveness). The Company does not currently expect to be required to provide historical or pro forma financial information pursuant to Rule 3-05(b)(2)(iv); however, the Company will refresh its analysis and update its Registration Statement, if required, accordingly through the effective date of the Registration Statement.

General

7.	We note that some of your industry data used in your prospectus was commissioned by you. Please provide the consent of the third-party in accordance with Rule 436.

The Company acknowledges the Staff’s comment and respectfully notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third party expert of counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. The third party research and consulting firm reports referenced by the Company in the Registration Statement (the “Third Party Reports”) were not commissioned for use in connection with the Registration Statement or to otherwise satisfy any specific disclosure requirement. The Company respectfully advises the Staff that the Third Party Reports were commissioned by the Company in the ordinary course of its business for research purposes in assisting the Company in developing its business strategy and evaluating acquisition opportunities.

Further, the Company advises the Staff that the third party (the “Consultant”) hired to prepare the Third Party Reports is not an “expert” within the meaning of Rule 436 of the Securities Act. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully advises the Staff that the Consultant is a research and consulting firm report that primarily collects and aggregates data, and the related information contained in the Registration Statement reflects such collected and aggregated data. The Company respectfully submits that such data does not reflect the opinion or judgment of an “expert,” and the Consultant is neither among the enumerated professions under Section 7 of the Securities Act, nor is such consultant within a “profession [that] gives authority to a statement made by [such providers].”

As such, the Company believes that the Consultant is not among the class of persons subject to Section 7 and Rule 436 of the Securities Act as “experts” unless the registrant expressly identified it as an expert or the statements were purported to be made on the authority of such provider as an “expert.” The Company has neither expressly identified the Consultant as an “expert” in the Registration Statement nor purported to make statements in the Registration Statement on the authority of the Consultant as an “expert.”

For the foregoing reasons, the Company believes that the Consultant should not be considered an “expert” within the meaning of U.S. federal securities laws and the Company respectfully submits that no consent is required to be filed as an exhibit to the Registration Statement with respect to the Third Party Reports.

Securities and Exchange Commission

Division of Corporation Finance

January 19, 2021

The Company has revised the Registration Statement in response to the Staff’s comment to clarify that the research studies were conducted in the ordinary course of our business.

8.	Please revise to include the basis for your statements regarding your market position. For example, we note your disclosure on page 87 that you hold the #1 position in the fiberglass pool category in New Zealand and Australia.

The Company has revised the Registration Statement in response to the Staff’s comment to indicate the basis for statements regarding the Company’s market position. Please see pages 6, 76, 81, 82, 83, and 88 of Amendment No. 1.

*                           *                          *

Securities and Exchange Commission

Division of Corporation Finance

January 19, 2021

If you have any questions regarding Amendment No. 1 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Scott M. Rajeski
Latham Topco, Inc.

J. Mark Borseth
Latham Topco, Inc.

Jason Duva, Esq.
Latham Topco, Inc.

Ian D. Schuman, Esq.
Latham & Watkins LLP

Erika Weinberg, Esq.
Latham & Watkins LLP